EXHIBIT 99.1


RADVISION
PRESS RELEASE

     Corporate Contacts:                                   Investor Relations:
     Adi Sfadia                                            June Filingeri
     Chief Financial Officer                               Comm-Partners LLC
     RADVISION                                             +1 203-972-0186
     +1 201-689-6340                                       junefil@optonline.net
     cfo@radvision.com

                  RADVISION REPORTS FOURTH QUARTER 2009 RESULTS

                         - Revenues are $22.7 Million -

 - Operating Income is $2.5 Million; Non-GAAP Operating Income is $4.1 Million -

                  - GAAP Net Loss is $0.08 per Diluted Share -

               - Non-GAAP Net Income is $0.23 per Diluted Share -

              - Company Reports Agreement to Acquire Aethra Assets
                        in Separate Announcement Today -

TEL AVIV, February 3, 2010 -- RADVISION(R) (Nasdaq: RVSN) reported today that revenues for the fourth quarter of 2009 were $22.7 million, level with the fourth quarter of 2008 and above forecast.

Operating income for the fourth quarter of 2009 was $2.5 million and the net loss was $1.5 million, or $0.08 per diluted share. This compares with an operating loss of $2.5 million and a net loss of $1.5 million, or $0.07 per share in the fourth quarter of 2008.

On a non-GAAP basis, operating income was $4.1 million and net income was $4.4 million, or $0.23 per diluted share, in the fourth quarter of 2009. This compares with a non-GAAP operating loss of $1.1 million and a net loss of $0.2 million, or $0.01 per diluted share, in the fourth quarter of 2008.

Non-GAAP net income and diluted EPS for the fourth quarter of 2009 exclude the effects of stock-based compensation expense in accordance with SFAS 123R of $1.0 million, a deferred tax asset write-down of $4.3 million and acquisition-related costs of $0.6 million. Non-GAAP net loss and diluted EPS for the fourth quarter of 2008 exclude the effects of stock-based compensation expense in accordance with SFAS 123R of $1.2 million, other than temporary gain of available for sale marketable securities of $0.1 million and restructuring expenses of $0.2 million.

Total revenues for the fourth quarter of 2009 consisted of $18.4 million for the Networking Business Unit (NBU) and $4.3 million for the Technology Business Unit
(TBU) compared with $17.4 million for the NBU and $5.3 million for the TBU reported in the fourth quarter of 2008.

The Company's forecast for the fourth quarter of 2009 presented October 29 was for revenues of $21.5 million, non-GAAP operating income of $3.4 million and non-GAAP net income of $3.3 million or $0.17 per diluted share.

For the full year 2009, revenues were $81.0 million, operating income was $3.0 million and the net loss was $0.8 million, or $0.04 per diluted share. This compares with revenues of $84.7 million, an operating loss of $15.2 million, and a net loss of $12.9 million, or $0.63 per diluted share, in 2008.

On a non-GAAP basis, the Company had operating income of $7.9 million and net income of $9.0 million or $0.46 per diluted share for 2009. This compares with a non-GAAP operating loss for 2008 of $9.6 million and a net loss of $5.9 million, or $0.29 per diluted share.

Non-GAAP net income and diluted EPS for 2009 exclude the effects of stock-based compensation expense in accordance with SFAS 123R of $4.3 million, a deferred tax asset write-down of $4.3 million, other than temporary impairment of available for sale marketable securities of $0.6 and acquisition-related costs of $0.6 million. Non-GAAP net loss and diluted EPS for 2008 exclude the effects of stock-based compensation expense in accordance with SFAS 123R of $5.4 million, other than temporary impairment of available for sale marketable securities of $1.4 million and restructuring expenses of $0.2 million.

The reconciliation between GAAP net income and Non-GAAP net income is provided in the tables at the end of this release.

The Company ended 2009 with approximately $126.1 million in cash and liquid investments, equivalent to $6.47 per basic share, an increase of $6.1 million from September 30, 2009. The increase reflects $6.3 million provided by operating activities and $0.4 million from the exercise of options offset by $0.6 million used for capital expenditures.

Boaz Raviv, Chief Executive Officer, commented: "The very strong performance of our Networking Business Unit enabled us to deliver a second consecutive quarter of better-than-expected revenues and non-GAAP profitability. Our NBU achieved above-forecast revenues because of the response of our channel and reseller partners and of the marketplace to our powerful next generation SCOPIA Elite MCU. We believe this offers further evidence that we have regained our technology leadership position, which has been a major strategic focus.

"Our newest product offering is the VC 240, a breakthrough all-in-one desktop solution that we partnered with SAMSUNG to develop. It became available for sale in late December and will begin contributing to our sales in the first quarter. We also made progress against another important objective in the fourth quarter, reflected in a strong sequential up-tick in our sales of RADVISION-branded products.

"As we announced separately this morning, we have now taken another major step to extend our product portfolio and offer a more complete end-to-end video solution. We took this step in large part in response to the requests of our channel and reseller partners. We are purchasing certain intellectual property and technology assets for high definition video conferencing endpoint systems of the Aethra group of companies. We plan to tightly integrate that technology with our SCOPIA portfolio and introduce our first room conferencing system, with the highest quality video experience, later this year, with fuller ramp-up in sales expected in 2011. This initiative is also part of our strategy to replace lost revenues that will result from the Cisco-Tandberg transaction and position ourselves for the future."

Mr. Raviv concluded: "We ended a challenging year on a strong footing, having made important progress in our plan to resume growth. While we know 2010 will be another year of challenge, we are fully focused on taking advantage of the substantial market opportunity created by fast-growing demand for videoconferencing and by disruption in the Unified Communications marketplace caused by industry consolidation."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects to report revenues for the first quarter of 2010 of approximately $20.0 million and a net loss of approximately $1.9 million or $0.10 per diluted share. This includes stock-based compensation expense in accordance with SFAS 123R of $0.7 million and acquisition-related costs of $0.4 million. Excluding these items, the non-GAAP net loss for the first quarter of 2010 is expected to be $0.8 million or $0.04 per diluted share. That compares to revenues in the first quarter of 2009 of $18.3 million and a net loss of $0.8 million, or $0.04 per diluted share. This included stock-based compensation expense of $1.2 million and a loss of $0.3 million due to the write-down of certain Auction Rate Securities, with the total amount of these items equivalent to $0.07 per diluted share. Excluding the effect of these items, non-GAAP net income for the first quarter of 2009 was $0.6 million, or $0.03 per diluted share. (Full details of the Company's forecast are available on the Company's web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit and loss from other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with SFAS 123R, deferred tax asset write-down, acquisition-related costs and restructuring expenses. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with SFAS 123R that the Company believes are not indicative of the core operating results, deferred tax asset write-down, acquisition-related costs and restructuring expenses. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

Fourth Quarter 2009 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its fourth quarter 2009 results and first quarter 2010 outlook, today, Wednesday, February 3, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on February 11th. To access the replay, please dial 1-866-443-2911 (International dialers may call +1-203-369-1098).

The PowerPoint presentation highlighting key financial metrics as well as the first quarter 2010 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on February 3rd and will be archived on the website until the end of the first quarter.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                - TABLES FOLLOW -

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                       Three months ended                Twelve months ended
                                                          December 31,                       December 31,
                                                ---------------------------------   -------------------------------
                                                     2009              2008              2009              2008
                                                ---------------   ---------------   ----------------   ------------
                                                                     Unaudited                           Audited
                                                ----------------------------------------------------   ------------

Revenues                                        $     22,688      $     22,740      $     80,998      $     84,747
Cost of revenues                                       4,732             5,035            17,371            18,763
                                                ------------      ------------      ------------      ------------

Gross profit                                          17,956            17,705            63,627            65,984
                                                ------------      ------------      ------------      ------------

Operating costs and expenses:
  Research and development                             6,552             9,573            26,980            36,698
  Selling and marketing                                6,882             8,335            27,577            35,313
  General and administrative                           1,445             2,046             5,493             8,951
  Acquisition-related costs                              580                 -               580                 -
  Restructuring expenses                                   -               221                 -               221
                                                ------------      ------------      ------------      ------------

Total operating costs and expenses                    15,459            20,175            60,630            81,183
                                                ------------      ------------      ------------      ------------

Operating income (loss)                                2,497            (2,470)            2,997           (15,199)
Financial income, net                                    593             1,144             1,719             2,539
                                                ------------      ------------      ------------      ------------

Income (loss) before taxes on income                   3,090            (1,326)            4,716           (12,660)
Taxes expenses                                        (4,623)             (161)           (5,490)             (280)
                                                ------------      ------------      ------------      ------------

Net loss                                        $     (1,533)     $     (1,487)     $       (774)     $    (12,940)
                                                ============      ============      ============      ============

Basic net loss  per Ordinary share              $      (0.08)     $      (0.07)     $      (0.04)     $      (0.63)
                                                ============      ============      ============      ============

Weighted Average Number of Shares Outstanding
  During the Period - Basic                       19,471,380        19,876,189        19,474,165        20,471,648
                                                ============      ============      ============      ============

Diluted net loss per Ordinary share             $      (0.08)     $      (0.07)     $      (0.04)     $      (0.63)
                                                ============      ============      ============      ============

Weighted Average Number of Shares Outstanding
  During the Period - Diluted                     19,471,380        19,876,189        19,474,165        20,471,648
                                                ============      ============      ============      ============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit or loss from other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with SFAS 123R, deferred tax asset write-down, acquisition-related costs and restructuring expenses. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with SFAS 123R, deferred tax asset write-down, acquisition-related costs and restructuring expenses that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

                                                                              Three months ended
                                         -----------------------------------------------------------------------------------------
                                                      December 31, 2009                                December 31, 2008
                                         -----------------------------------------       -----------------------------------------
                                                                                (Unaudited)
                                         -----------------------------------------------------------------------------------------
                                                           Non-GAAP                                        Non-GAAP
                                         GAAP results     Adjustment      Non-GAAP       GAAP results      Adjustment     Non-GAAP
                                         (as reported)        (*)         results        (as reported)         (*)        results
                                         ------------     ----------     ---------       -------------    -----------    ---------
Gross profit                               $ 17,956        $     71       $ 18,027         $ 17,705        $     94      $ 17,799
Total operating costs and expenses         $ 15,459        $ (1,543)      $ 13,916         $ 20,175        $ (1,285)     $ 18,890
Operating income (loss)                    $  2,497        $  1,614       $  4,111         $ (2,470)       $  1,379      $ (1,091)
Income (loss) before taxes on income       $  3,090        $  1,614       $  4,704         $ (1,326)       $  1,253      $    (73)
Net income (loss)                          $ (1,533)       $  5,954       $  4,421         $ (1,487)       $  1,253      $   (234)
Basic net earnings (loss) per
  Ordinary share                           $  (0.08)       $   0.31       $   0.23         $  (0.07)       $   0.06      $  (0.01)
Diluted net earnings (loss) per            $  (0.08)       $   0.31       $   0.23         $  (0.07)       $   0.06      $  (0.01)
  Ordinary share


(*) See the table below for all relevant adjustments.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data



                                                                              Twelve months ended
                                         -----------------------------------------------------------------------------------------
                                                      December 31, 2009                                December 31, 2008
                                         -----------------------------------------       -----------------------------------------
                                                                                (Unaudited)
                                         -----------------------------------------------------------------------------------------
                                                           Non-GAAP                                        Non-GAAP
                                         GAAP results     Adjustment      Non-GAAP       GAAP results      Adjustment     Non-GAAP
                                         (as reported)        (*)         results        (as reported)         (*)        results
                                         ------------     ----------     ---------       -------------    -----------    ---------

 Gross profit                            $ 63,627         $    331       $ 63,958         $  65,984         $    384      $ 66,368
 Total operating costs and expenses      $ 60,630         $ (4,573)      $ 56,057         $  81,183         $ (5,253)     $ 75,930
 Operating income (loss)                 $  2,997         $  4,904       $  7,901         $ (15,199)        $  5,637      $ (9,562)
 Income (loss) before taxes on income    $  4,716         $  5,459       $ 10,175         $ (12,660)        $  7,028      $ (5,632)
 Net income (loss)                       $   (774)        $  9,799       $  9,025         $ (12,940)        $  7,028      $ (5,912)
 Basic net earnings (loss) per
   Ordinary share                        $  (0.04)        $   0.50       $   0.46         $   (0.63)        $   0.34      $  (0.29)
 Diluted net earnings (loss) per
   Ordinary share                        $  (0.04)        $   0.50       $   0.46         $   (0.63)        $   0.34      $  (0.29)



(*) See the table below for all relevant adjustments.




Reconciliation of GAAP to Non-GAAP measures (Unaudited)

                                                             Three months ended                  Twelve months ended
                                                                December 31,                        December 31,
                                                      ---------------------------------   ----------------------------------
                                                           2009              2008              2009               2008
                                                      ---------------   ---------------   ----------------   ---------------
                                                                                    Unaudited
                                                      ----------------------------------------------------------------------

 GAAP net loss                                            $ (1,533)         $ (1,487)         $   (774)           $(12,940)
                                                          ========          ========          ========            ========
Adjustment for share-based compensation                      1,034             1,158             4,324               5,416
Deferred tax asset write-down                                4,340                 -             4,340                   -
Acquisition-related costs                                      580                 -               580                   -
Other than temporary impairment (gain) of
available for sale marketable securities                         -              (126)              555               1,391
Restructuring expenses                                           -               221                 -                 221
 Non-GAAP net income (loss)                               $  4,421          $   (234)         $  9,025            $ (5,912)
                                                          ========          ========          ========            ========
Non-GAAP diluted net income (loss) per Ordinary
share                                                     $   0.23          $  (0.01)         $   0.46            $  (0.29)
                                                          ========          ========          ========            ========

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                  December 31,  December 31,
                                                     2009           2008
                                                  ------------  ------------
                                                   Unaudited       Audited
                                                  ------------  ------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents *)                     $  40,289    $  37,872
  Short-term bank deposits *)                         55,352       52,026
  Short-term marketable securities *)                  4,713       14,350
  Trade receivables                                   11,712       14,118
  Other accounts receivable and prepaid expenses       5,552        6,102
  Inventories                                            980        1,185
                                                   ---------    ---------

Total current assets                                 118,598      125,653
                                                   ---------    ---------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term marketable securities *)                  25,699       17,005
  Long-term prepaid expenses                           2,310        1,278
  Severance pay fund                                   6,242        4,591
  Long-term deferred tax asset                         1,533        4,995
                                                   ---------    ---------

Total long-term investments and receivables           35,784       27,869
                                                   ---------    ---------

Property and equipment, net                            4,649        5,428
                                                   ---------    ---------

Goodwill                                               2,966        2,966
                                                   ---------    ---------

Other intangible assets, net                               -          272
                                                   ---------    ---------

Total assets                                       $ 161,997    $ 162,188
                                                   =========    =========

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                   $   1,475    $   2,052
  Deferred revenues                                    8,064        8,309
  Accrued expenses and other accounts payable         12,146       16,389
                                                   ---------    ---------

Total current liabilities                             21,685       26,750
                                                   ---------    ---------

Accrued severance pay                                  7,299        5,855
                                                   ---------    ---------

Total liabilities                                     28,984       32,605
                                                   ---------    ---------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.1 par value                   234          234
  Additional paid-in capital                         145,998      141,107
  Treasury stock                                     (32,970)     (32,733)
  Accumulated other comprehensive income                (842)         348
  Retained earnings                                   20,593       20,627
                                                   ---------    ---------

Total shareholders' equity                           133,013      129,583
                                                   ---------    ---------

Total liabilities and shareholders' equity         $ 161,997    $ 162,188
                                                   =========    =========

*) Total cash and liquid investments               $ 126,053    $ 121,253
                                                   =========    =========

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                         Year ended
                                                                                        December 31,
                                                                             -----------------------------------
                                                                                   2009              2008
                                                                             ----------------  -----------------
                                                                                Unaudited           Audited
                                                                             ----------------  -----------------
Cash flows from operating activities:
-------------------------------------
  Net loss                                                                     $    (774)        $ (12,940)
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                  3,153             3,924
    Accrued interest, amortization of premium and accretion of discount on
      marketable securities and bank deposits, net                                   421             1,771
    Amortization of deferred stock compensation                                    4,324             5,416
    Gain on sale of property and equipment                                            (1)               (6)
    Tax benefit relating to loss carryforwards resulting from
      exercise of stock options                                                     (568)             (364)
    Decrease in trade receivables, net                                             2,406               893
    Decrease (increase) in other accounts receivable and prepaid expenses           (999)            2,058
    Decrease in inventories                                                          205               506
    Decrease (increase) in long-term prepaid expenses                             (1,032)              340
    Decrease (increase) in deferred tax asset                                      4,406              (767)
    Decrease in trade payables                                                      (577)             (337)
    Increase (decrease) in deferred revenues                                        (245)            1,480
    Increase (decrease) in accrued expenses and other accounts payable            (3,120)            3,591
    Accrued severance pay, net                                                      (343)              299
                                                                               ---------         ---------

Net cash provided by operating activities                                          7,256             5,864
                                                                               ---------         ---------

Cash flows from investing activities:
-------------------------------------
  Proceeds from redemption of marketable securities                               32,495            65,382
  Purchase of marketable securities                                              (31,490)          (54,895)
  Proceeds from withdrawal of bank deposits                                      169,875           155,611
  Purchase of bank deposits                                                     (173,490)         (165,696)
  Purchase of property and equipment                                              (2,103)           (3,025)
  Proceeds from sale of property and equipment                                         2                 6
                                                                               ---------         ---------

Net cash used in investing activities                                             (4,711)           (2,617)
                                                                               ---------         ---------

Cash flows from financing activities:
-------------------------------------
  Purchase of treasury stock                                                      (1,142)          (11,139)
  Exercise of options by employees                                                   446                30
  Tax benefit related to exercise of stock options                                   568               364
                                                                               ---------         ---------

Net cash used in financing activities                                               (128)          (10,745)
                                                                               ---------         ---------

Increase (decrease) in cash and cash equivalents                                   2,417            (7,498)
Cash and cash equivalents at beginning of period                                  37,872            45,370
                                                                               ---------         ---------

Cash and cash equivalents at end of period                                     $  40,289         $  37,872
                                                                               =========         =========